Exhibit 12.2
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Quarter ended
	March 31, 2006
Including Interest on Deposits
Earnings:
Pre-tax loss from continuing operations	$(22,024)
Plus:
Fixed Charges (excluding capitalized interest)	175,587

Total Earnings	$153,563

Fixed Charges:
Interest expensed and capitalized	$174,276
Amortized premiums, discounts, and capitalized expenses related to indebtedness	547
An estimate of the interest component within rental expense	764

Total Fixed Charges before preferred dividends	175,587

Preferred dividend factor	8,325

Total fixed charges and preferred stock dividends	$183,912

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A	)

Excluding Interest on Deposits
Earnings:
Pre-tax loss from continuing operations	$(22,024)
Plus:
Fixed Charges (excluding capitalized interest)	142,879

Total Earnings	$120,855

Fixed Charges:
Interest expensed and capitalized	$141,568
Amortized premiums, discounts, and capitalized
expenses related to indebtedness	547
An estimate of the interest component within rental expense	764

Total Fixed Charges before preferred dividends	142,879

Preferred dividend factor	8,325

Total fixed charges and preferred stock dividends	$151,204

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A	)

     (A) Due to the Company’s pre-tax loss in the first quarter of 2006, the ratio coverage was less than 1:1.